

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561
Via Mail and Facsimile to (978) 524-8887

December 8, 2009

Nicholas Bouchard, VP of Finance & Operations
LocatePLUS Holdings Corporation
100 Cummings Center, Suite 235M
Beverly, MA 01915

> **Re: LocatePLUS Holdings Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed December 3, 2009**
> **File No. 000-49957**

Dear Mr. Bouchard:

We have reviewed your filing and have the following comments. Where prior comments are referenced, they refer to our letter dated November 24, 2009.

Proposal No. 1, page 3

Reasons to Increase the Number of Authorized Shares, page 3

1.   We note your response to prior comment 2. You have not disclosed whether you met the registration requirements referred to in the second and fourth paragraphs of this section. Please revise this section to provide a clear history of the debt, including whether you met the referenced registration requirements, and the date you entered into the settlement agreement discussed in the fourth paragraph. In addition, your revised disclosure should include: the interest rate and maturity date of the debt issued on December 29, 2005, the aggregate amount of your debt currently held by Dutchess affiliates, and the amount of your debt held by Dutchess that will remain outstanding after the conversion of $1,817,828 of debt into preferred stock.

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Please direct any questions or concerns to Evan S. Jacobson at (202) 551-3428, or, in his absence, to the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel